CUSIP No. 12489L08	13D	Page 1 of 340

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

CB RICHARD ELLIS SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

12489L08

(CUSIP Number)

FREDERIC V. MALEK
C/O THAYER CAPITAL PARTNERS
1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
WASHINGTON, DC 20004
(202) 371-0150

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 20, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ] .

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to CB Richard Ellis Services, Inc. (the “Issuer”) on December 13, 2000, Amendment No. 1 as filed with the Commission on March 12, 2001, and Amendment No. 3 as filed with the Commission on May 24, 2001 (as amended, the “Schedule 13D”) by Frederic V. Malek. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

      Items 3, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3. Source of Funds and Other Consideration.

                 Item 3 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

In connection with the Senior Notes Purchase Agreement, the Reporting Person has been informed that, on July 20, 2001, Holding entered into a Registration Rights Agreement with CSFB (the “Senior Notes Rights Agreement” which is attached hereto as Exhibit 10), which sets forth the registration rights of the initial purchasers of the Units. In addition, the Reporting Person has been informed that Holding has entered into an Anti-Dilution Agreement, dated as of July 20, 2001 (the “Senior Notes Anti-Dilution Agreement” which is attached hereto as Exhibit 11), which sets forth certain rights of the purchasers of Units. The Reporting Person has been informed that Holding has also entered into an Indenture, dated as of July 20, 2001, with State Street Bank and Trust Company of California (the “Senior Notes Indenture” which is attached hereto as Exhibit 12), which sets forth the terms of the Senior Notes.

In addition, the Reporting Person has been informed that the Issuer and Holding have also entered into a Credit Agreement, dated as of July 20, 2001 (the “Credit Agreement” which is attached hereto as Exhibit 13), with CSFB and the other parties thereto. Under the Credit Agreement, CSFB provided the Issuer with debt financing as contemplated by the CSFB Commitment Letter, as amended.

On July 19, 2001, the Reporting Person and the other parties to the Contribution Agreement entered into an Amendment to the Contribution Agreement (the “Contribution Agreement Amendment” which is attached hereto as Exhibit 14). The Contribution Agreement Amendment provides for the purchase of up to an aggregate of $10 million of Holding Class A Common Stock by California Public Employees’ Retirement System, among other things.

The information set forth in this Item 3 is qualified in its entirety by reference to the Senior Notes Rights Agreement (attached hereto as Exhibit 10), the Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 11), the Senior Notes Indenture (attached hereto as Exhibit 12), the Credit Agreement (attached hereto as Exhibit 13) and the Contribution Agreement Amendment (attached hereto as Exhibit 14) each of which is expressly incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

On July 20, 2001, the CBRE Merger was consummated. Each share of the Issuer’s Common Stock, other than those held by members of the Buying Group, has been converted into the right to receive $16.00. As a result of the CBRE Merger, the Issuer’s shares will no longer be listed on the New York Stock Exchange. The consummation of the CBRE Merger was announced in a press release dated as of July 20, 2001 (the “Press Release” which is attached hereto as Exhibit 15).

In connection with the closing of the CBRE Merger, the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, the Reporting Person, White, Wirta and the other parties thereto entered into the Securityholders’ Agreement (attached hereto as Exhibit 16). In addition, the Reporting Person has been informed that, on July 20, 2001, Holding, FSEP III and FSEP International entered into the Warrant Agreement (attached hereto as Exhibit 17).

The information set forth in this Item 4 is qualified in its entirety by reference to the Securityholders Agreement (attached hereto as Exhibit 16), the Warrant Agreement (attached hereto as Exhibit 17) and the Press Release (attached hereto as Exhibit 15).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

As described in Item 3 hereof, the Reporting Person has been informed that the Issuer and Holding entered into a Credit Agreement with CSFB and the other parties thereto (attached hereto as Exhibit 13) with respect to a portion of the Financings. Also, as described in Item 3 hereof, the Reporting Person has been informed that Holding entered into a Senior Notes Purchase Agreement, a Senior Notes Rights

Agreement (attached hereto as Exhibit 10), a Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 11), a Senior Notes Indenture (attached hereto as Exhibit 12) and a Contribution Agreement Amendment (attached hereto as Exhibit 14). The Reporting Person has been informed that the Financings will be used, together with the proceeds received by Holding pursuant to the Contribution Agreement, to pay the CBRE Merger Consideration to the holders of Common Stock (other than as described in Item 4), to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.

As described in Item 4 hereof, in connection with the closing of the CBRE Merger, the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, the Reporting Person, White and Wirta, and the other parties thereto entered into the final version of the Securityholders’ Agreement (attached hereto as Exhibit 16). In addition, the Reporting Person has been informed that, on July 20, 2001, Holding, FSEP III and FSEP International entered into the final version of the Warrant Agreement (attached hereto as Exhibit 17).

The information set forth in this Item 6 is qualified in its entirety by reference to the Securityholders’ Agreement (attached hereto as Exhibit 16), the Warrant Agreement (attached hereto as Exhibit 17), the Senior Notes Rights Agreement (attached hereto as Exhibit 10), the Senior Notes Anti-Dilution Agreement (attached hereto as Exhibit 11), the Senior Notes Indenture (attached hereto as Exhibit 12), the Credit Agreement (attached hereto as Exhibit 13) and the Contribution Agreement Amendment (attached hereto as Exhibit 14) each of which is expressly incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

10.	Registration Rights Agreement, dated as of July

20, 2001, between CBRE Holding, Inc. and Credit Suisse First

Boston. (filed herewith).

11.	Anti-Dilution Agreement, dated as of July 20,

2001, between CBRE Holding, Inc. and Credit Suisse First

Boston. (filed herewith).

12.	Indenture, dated as of July 20, 2001, between

CBRE Holding, Inc. and State Street Bank and Trust Company of

California, N.A., as Trustee, relating to notes of CBRE

Holding, Inc. (filed herewith).

13.	Credit Agreement, dated as of July 20, 2001,

between CB Richard Ellis Services, Inc., CBRE Holding, Inc.,

Credit Suisse First Boston Corporation and other lenders

party thereto (filed herewith).

14.	Amendment, dated as of July 19, 2001, by and

among CBRE Holding, Inc., BLUM CB Corp., RCBA Strategic

Partners, L.P., FS Equity Partners III, L.P., FS Equity

Partners International, L.P., Raymond E. Wirta, W. Brett

White, Donald M. Koll and the other parties thereto (filed

herewith).

15.	Press release dated July 20, 2001 (filed

herewith).

16.	Securityholders’ Agreement, dated as of July

20, 2001, by and among the Issuer, Holding, Strategic, FSEP

III, FSEP International, DLJ, Koll Holding, Reporting Person,

White and Wirta, and the other parties thereto (filed

herewith).

17.	Warrant Agreement, dated as of July 20, 2001,

by and among Holding, FSEP III and FSEP International (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2001

By: /s/ BARRY E. JOHNSON Frederic V. Malek, by Barry E. Johnson, attorney-in-fact